May 5, 2010

By Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549-7010

Attn:       Mr. Lyn Shenk, Branch Chief

Re:	Red Robin Gourmet Burgers, Inc.
File Number: 000-49916
Form 10-K for the Year Ended December 27, 2009
Form 8-K Furnished August 13, 2009

Dear Mr. Shenk:

We are in receipt of your comment letter dated March 22, 2010 with regard to the above-referenced filing.  For the convenience of the Staff, we have transcribed the comments being addressed and our responses to each comment in sequence.

RESPONSES TO SEC COMMENTS

Form 8-K Furnished August 13, 2009

Reconciliation of Non-GAAP Restaurant-Level Operating Profit, page 9

SEC Comment:

1.              We note your response to our prior comment number 4. You state that you have a hard time understanding how restaurant-level operating profit (RLOP) can be misleading if the formula for computing the non-GAAP measure is disclosed. You also state that your counsel believes that disclosure of items excluded from RLOP prevents the non-GAAP measure from being misleading. We disagree with your conclusion. Disclosure of items excluded from a non-GAAP measure, in and of itself, does not automatically prevent a measure from being misleading. We believe this is especially true in circumstances in which a non-GAAP measure may not be useful for the purpose intended or when the description of the measure and its usefulness to investors is inconsistent with the measure’s components. In the case of your use of RLOP, you propose to tell your investors that depreciation does not impact the profitability of the operations of the restaurants for the periods presented.  Please clarify for us whether or not you incur periodic expense for the depreciation of leasehold improvements, buildings, equipment, fixtures, etc., of your restaurants. If you do, please quantify for us the amounts incurred in each of the last three fiscal years ending December 27, 2009 and explain to us why you propose to tell your investors that these expenses do not impact the profitability of the operations of the restaurants for the periods presented. In addition, you propose to tell your investors that RLOP is useful to them because it allows them to separate the discrete operations of the restaurants from corporate infrastructure and overhead expenses. However, because your non-GAAP profit measure does not include the periodic expenses of your restaurants’ leasehold improvements, buildings, equipment, and fixtures, it appears that you may be inferring to your investors that these expenses don’t exist at the restaurant level and that your property and equipment expenses only relate to “corporate infrastructure” and not to the restaurants. In this regard, we continue to be concerned as to whether your calculation of the measure is consistent with your explanation of its intended purpose and its description. Please advise.

Registrant’s Response:

We hereby confirm that we do incur periodic expense for the depreciation of leasehold improvements, buildings, equipment, and fixtures relating to our restaurants.  However, we do not separately quantify or track these amounts.  In response to the Staff’s comments as well as our subsequent discussions with the Staff, we undertook to quantify the restaurant-level depreciation and amortization expense amount for fiscal year 2009, and confirmed that substantially all of the depreciation and amortization expense reported on our income statement and in the RLOP reconciliation is attributable to restaurant level assets.

For purposes of estimating the amount of depreciation and amortization expense attributable to restaurant level assets, we included the depreciation and amortization relating to assets that are physically located at our restaurant sites.  Accordingly, in making such estimation, restaurant-related depreciation and amortization did not include those assets that may be physically present at our corporate location and are used to support the system-wide group of assets such as accounting and financial systems.

In response to the Staff’s comment, we have revised our proposed disclosure to include an explicit statement that substantially all of our depreciation and amortization expense is related to restaurant level assets.  We believe that if investors are interested in considering depreciation and amortization in the RLOP measure, they are able to do so as such amounts are readily available as a line item in our RLOP reconciliation.

Our proposed disclosure for future earnings releases would be substantially similar to the following, with appropriate adjustments for events applicable to the periods covered by the report (the changes marked below reflect changes from the original disclosure included in our August 13, 2009 Form 8-K that was originally reviewed by the Staff):

Reconciliation of Non-GAAP Restaurant-Level Operating Profit to Income

from Operations and Net Income

(In thousands, except percentage data)

The Company believes that restaurant-level operating profit is an important measure for management and investors because it is widely regarded in the restaurant industry as a useful metric by which to evaluate restaurant-level operating efficiency and performance.  The Company defines restaurant-level operating profit to be restaurant revenues minus restaurant-level operating costs, excluding restaurant closures and impairment costs ~~in the event closure or impairment charges are incurred. It does not include general and administrative costs, depreciation and amortization, pre-opening costs~~. The measure includes restaurant level occupancy costs, which include fixed rents, percentage rents, common area maintenance charges, real estate and personal property taxes, general liability insurance and other property costs, but excludes depreciation related to restaurant buildings and leasehold improvements.  The measure excludes depreciation and amortization expense, substantially all of which is related to restaurant level assets, because such expenses represent historical sunk costs which do not reflect a current cash outlay for the restaurants.  The measure also excludes selling, general and administrative costs, and therefore excludes occupancy costs associated with selling, general and administrative functions, pre-opening costs, reacquired franchise costs, legal settlements and costs associated with the tender offer of stock options attributed to non-restaurant employees.  ~~The Company believes that restaurant-level operating profit is an important measure of financial performance because it is widely regarded in the restaurant industry as a useful metric by which to evaluate restaurant-level operating efficiency and performance.~~ The Company excludes restaurant closure costs as they do not represent a component of the efficiency of continuing operations. Restaurant impairment costs are excluded, because, similar to depreciation and amortization, they represent a non-cash charge for the Company’s investment in its restaurants and not a component of the efficiency of restaurant operations. Restaurant-level operating profit is not a measurement determined in accordance with generally accepted accounting principles (“GAAP”) and should not be considered in isolation, or as an alternative, to income from operations or net income as indicators of financial performance. Restaurant-level operating profit as presented may not be comparable to other similarly titled measures of other companies. The table below sets forth certain unaudited information for the ~~twelve and twenty-eight~~ sixteen weeks ended ~~July12,~~April 18, 2010 and April 19, 2009 ~~and July 13, 2008~~, expressed as a percentage of total revenues, except for the components of restaurant operating costs, which are expressed as a percentage of restaurant revenues.

2.              In your response to our prior comment number 4, you refer to our concern regarding inconsistent treatment of the periodic expense of restaurant buildings in your computation of RLOP. As we discussed in our January 25, 2010 telephone call with you, it appears your current presentation of RLOP includes the expense of your restaurant buildings in free-standing leased sites with pre-existing structures and in in-line mall locations, but excludes the expense of your restaurant buildings in freestanding leased sites with no pre-existing structure and in free-standing owned sites.  Although your response acknowledged our concern regarding this inconsistent treatment, you did not specifically address it. Therefore, we continue to be concerned regarding the inconsistent treatment, whether it is clear to your investors that this inconsistency exists, and why - given that you assert that the measure in its current form is useful to investors - you apparently believe this inconsistency is useful to your investors. Please advise.

Registrant’s Response:

In response to the Staff’s comment, we have revised our proposed disclosure to include an explicit statement that the RLOP measure includes restaurant level occupancy costs, which include fixed rents, percentage rents, common area maintenance charges, real estate and personal property taxes, general liability insurance and other property costs, but excludes depreciation related to restaurant buildings and leasehold improvements.  The proposed disclosure is set forth above in response to Comment No. 1.

3.              In your response to our prior comment number 4, you assert that your investors desire to have transparency into profit margins at the restaurant level. We note that your non-GAAP measure RLOP includes occupancy costs, which you describe as fixed rents, percentage rents, common maintenance charges, real estate and personal property taxes, general liability insurance, and other property costs. Please clarify for us whether the occupancy costs line item under the “restaurant operating costs” heading on your income statement includes only such costs related to your restaurants or whether it includes any non-restaurant occupancy costs. To the extent it includes only restaurant related occupancy costs, please tell us whether you incur any other non-restaurant occupancy costs and, if so, where such expenses are reported on your income statement. Further, to the extent your current presentation of occupancy expenses in your income statement provides transparency into the operating results at the restaurant level by effectively separating “corporate infrastructure” occupancy expenses from restaurant related occupancy expenses, please tell us whether and why you believe it is appropriate to be inconsistent with that treatment in regards to your presentation of the expenses of your leasehold improvements, buildings, equipment, and fixtures.  In the alternative, we believe you should provide the same transparency into property and equipment expenses as you provide into occupancy expenses.

Registrant’s Response:

We hereby confirm that the occupancy costs line item under the “restaurant operating costs” heading on our income statement includes only such costs related to our restaurants and does not include any non-restaurant occupancy costs.  We do incur non-restaurant occupancy costs, and those expenses are included in the “Selling, general and administrative expenses” line item included in our income statement.  With respect to property and equipment expenses, we propose, in future filings, to amend the heading labeled “Restaurant operating costs” in our income statement to clarify that certain property and equipment costs are not included.  The heading would read as follows: “Restaurant operating costs (exclusive of depreciation and amortization shown separately below)”.  We have also provided further clarification of the restaurant level occupancy costs and administrative occupancy costs in our proposed disclosure set forth above in response to Comment No. 1.

Form 8-K Furnished February 18, 2010

Condensed Consolidated Balance Sheets, page 8

SEC Comment:

4.              We note that net property and equipment of $431.5 million as of December 27, 2009 represents approximately 72 percent of total assets and is almost seven times larger than your next largest asset class. In connection with the above comments, please separately quantify for us the amounts of restaurant-related and “corporate infrastructure” related net property and equipment on your balance sheet at December 27, 2009. In addition, please provide us a brief description of the type and nature of property and equipment included in each group.

Registrant’s Response:

Restaurant-related net property and equipment at December 27, 2009 was $421.3 million.  The remainder of the $431.5 million net property and equipment balance, or $10.2 million, would be classified as corporate-related property and equipment.  For purposes of determining the amount of restaurant-related assets, we have included all assets that are physically located at our restaurant sites.  Accordingly, for purposes of this response, restaurant-related assets do not include those assets that may be physically present at our corporate location that are used to support the system-wide group of assets such as accounting and financial systems.

Brief descriptions of the type and nature of our property and equipment categories are as follows:

•                  Land — represents non-depreciated real estate owned and held by the Company.

•                  Buildings — represent historical costs to purchase and/or build company-owned buildings.

•                  Leasehold improvements — represent historical costs used to acquire and construct assets held and in use for our leased properties.  These costs include costs to build out leased properties that are part of the leased structure.

•                  Furniture, fixtures and equipment — represent the historical costs to furnish our restaurant and corporate buildings including items such as kitchen equipment, tables, chairs/booths, computer equipment including POS terminals, etc.

•                  Restaurant property leased to others — represents building and equipment currently leased to one of our franchise partners.

•                  Construction in progress — represents those assets included at new restaurants under construction which have not yet been placed into service.

Form 10-K for the quarter ended October 4, 2009

Condensed Consolidated Statements of Income, page 4

SEC Comment:

5.              We note that your income statement heading ‘‘restaurant operating costs” excludes the periodic expense of depreciation of leasehold improvements, buildings, equipment, and fixtures of your restaurants and, therefore, that the cost components presented in the line items below the “restaurant operating costs” heading do not appear to actually include all restaurant operating costs. To ensure that the heading “restaurant operating costs” in your income statements is not misleading, we believe you should consider revising to include all restaurant operating costs. In the alternative, please revise the description of the beading to note which restaurant operating costs are excluded from the line items below the beading and consider providing quantification of the restaurant-related amounts excluded. For analogous guidance, please refer to SAB Topic 11.B.

Registrant’s Response:

In response to this comment, we propose that, in future filings, we amend the heading labeled “Restaurant operating costs” in our income statement to clarify that certain costs are excluded.  The heading would read as follows: “Restaurant operating costs (exclusive of depreciation and amortization shown separately below)”.

We do not believe that a separate quantification of the restaurant-related depreciation amounts is required or meaningful to a financial statement reader. As noted in our response to Comment No. 4 above, substantially all of the depreciation and amortization expense disclosed in the income statement is related to restaurant-level assets based upon the classifications made for purposes of responding to the Staff’s request above.  Accordingly, we believe that our amended disclosure of the “Restaurant operating cost” heading is sufficient under applicable rules and guidance.

Form 10-K for the year ended December 27, 2009

Notes to Consolidated Financial Statements

Note 1 - Revenue Recognition, page 50

SEC Comment:

6.              We note your disclosure that unused gift card balances are recognized into income when the likelihood of redemption is determined to be remote and there is no requirement for remitting balances to government agencies under unclaimed property laws. Please tell us and revise to disclose the period of inactivity that occurs prior to recognition.

Registrant’s Response:

Through December 27, 2009, the Company has not recognized any material income related to unused gift card balances that were deemed to be inactive because we did not have enough historical information to make reliable estimates given the period of time our gift card program has been in place as well as the significant ramp up in sales that we have experienced in the past few years.  In the first quarter of fiscal year 2010, we have obtained reporting from our third-party vendor that will enable us to analyze historical redemption data from the gift card program’s inception.  We will use this data to determine company specific historical redemption evidence for us to reliably estimate the amount of gift card balances for which the probability of redemption is expected to be remote (breakage).  We will expand our disclosure in future filings to include (i) the financial statement classification of any income recognized as gift card breakage; (ii) the estimated time period of actual gift card redemption over which gift card breakage will be recognized (iii) that the recognition will occur over the estimated redemption period and (iv) the amount of gift card breakage when material.  In future filings, we propose disclosure substantially similar to the following:

“The Company sells gift cards which do not have an expiration date, and it does not deduct non-usage fees from outstanding gift card balances. The Company recognizes revenue from gift cards when: (i) the gift card is redeemed by the customer; or (ii) the likelihood of the gift card being redeemed by the customer is remote (gift card breakage), and the Company determines that there is not a legal obligation to remit the unredeemed gift cards to the relevant jurisdiction. The determination of the gift card breakage rate is based upon company specific historical redemption patterns.  The Company recognizes gift card breakage by applying our estimate of the rate of gift card breakage over the period of estimated performance (24 months as of the end of the first quarter 2010).  The Company completed its analysis of unredeemed gift card liabilities during the quarter ended April 18, 2010, and recognized $XX million to revenue as a one-time cumulative adjustment. Gift card breakage is included in other revenue in the consolidated statement of income.”

We appreciate your consideration of these matters.  If you have any questions, please feel free to contact me at katie@redrobin.com or (303) 846-6000.

Regards,

/s/ Katherine L. Scherping

Katherine L. Scherping,
Senior Vice President and Chief Financial
Officer

cc:	Kristin L. Lentz, Davis Graham & Stubbs LLP
Brian J. Lane, Gibson Dunn & Crutcher LLP